SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                             SEC File No.: 0-12500

                          NOTIFICATION OF LATE FILING

                                  (Check One)
          |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q

                                 |_| Form N-SAR

                      For the Period Ended: March 31, 2001

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: _______________________

                         PART I. REGISTRANT INFORMATION

             Full Name of Registrant:            ISRAMCO, INC

             Address of Principal Executive
             office (Street and Number):         11767 Katy Freeway

             City, State and Zip Code:           Houston, Texas,  77079

                        PART II. RULE 12b-25 (b) AND (c)

      If the subject report could not be filed in reasonable detail without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X| (a) The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense:

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date: the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE

      The Registrant is unable to file its quarterly report on Form 10-Q for the quarter ended on March 31, 2001 (the "Quarterly Report") by the prescribed date of May 15, 2001 without unreasonable effort or expense due to unforeseen circumstances encountered in closing and consolidating with its subsidiaries the Registrant's books and records for the quarter ended March 31, 2001. The registrant intends to file the Quarterly Report on or prior to May 21, 2001.

                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

        Monroe Cutler                       713                        621-3882
        (Name)                      (Area Code)               (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                |X| Yes  |_| No

        (3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                |X| Yes  |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company anticipates that it will report income of approximately $350,000 in respect of the three months ended March 31, 2001, compared to net income of $1,749,000 for the same period in 2000. The decrease for the three months ended March 31, 2001 is attributable primarily to the proceeds received by the Company in the 2000 period from transactions relating to certain of the Israeli offshore licenses.

                                 ISRAMCO, INC.
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2001                 By: /s/ Haim Tsuff

                                        ------------------------------
                                        Chairman of Board and
                                        Chief Executive Officer

                                   Attention
Intentional misstatements or omissions of fact constitute criminal violations (See 18 U.S.C. 1001)